UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)


                                   NUCO2 Inc.
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                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)


                                    629428103
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                                 (CUSIP Number)


                                 Jonathan Swiss
              Vice President and Regional General Counsel, Americas
                               The BOC Group, Inc.
                               575 Mountain Avenue
                          Murray Hill, New Jersey 07974
                        Telephone Number: (908) 464-8100
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 4, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

              This Amendment No. 4 to Schedule 13D amends that certain Schedule 13D originally filed March 2, 1999 with the Securities and Exchange Commission (the "Commission") and amended December 27, 2000, October 4, 2001 and March 1, 2005 (such Schedule, as so amended, being the "Schedule 13D").

Item 4.  Purpose of Transaction.
         ----------------------

              Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

              On March 4, 2005, The BOC Group, Inc. exercised its rights under that certain Special Warrant to Purchase Common Stock of NUCO2 Inc., dated as of May 1, 1997, as amended by Amendment No. 1 to Special Warrant to Purchase Common Stock of NUCO2 Inc., dated as of December 7, 2000, between The BOC Group, Inc. and NUCO2 Inc. (the "Issuer"), to have an aggregate of 400,000 shares of the Issuer's common stock beneficially owned by the reporting persons registered under the Issuer's shelf registration statement, initially filed by the Issuer with the Commission on January 21, 2005, as amended on March 1, 2005 and March 7, 2005, and as may be further amended from time to time (the "Registration Statement"). The reporting persons intend, subject to market conditions, to sell up to the total amount of such shares pursuant to the Registration Statement, either in a registered underwritten public offering or in the market from time to time depending upon market conditions.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to
         -----------------------------------------------------------------------
Securities of the Issuer.
------------------------

              Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

              The response to Item 4 of the Schedule 13D is incorporated in this
Item 6 by reference.

SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2005


                                     THE BOC GROUP, INC.


                                     By   /s/ Jonathan Swiss
                                       -----------------------------------
                                       Name:  Jonathan Swiss
                                       Title: Vice President and Regional
                                              General Counsel, Americas


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2005


                                     THE BOC GROUP PLC


                                     By   /s/ Nick Deeming
                                       -----------------------------------
                                       Name:  Nick Deeming
                                       Title: Group Legal Director and
                                              Company Secretary